UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Belk, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Class A Common Stock, $0.01 Par Value

Class B Common Stock, $0.01 Par Value

(Title of Class of Securities)

Class A — 07784H109

Class B — 07783B103

(CUSIP Number of Class of Securities)

Ralph A. Pitts
Executive Vice President,
General Counsel	With a Copy to:
and Corporate Secretary	John D. Capers, Jr.
Belk, Inc.	King & Spalding LLP
2801 West Tyvola Road	1180 Peachtree Street
Charlotte, NC 28217-4500	Atlanta, GA 30309
(704) 357-1000	(404) 572-4600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$100,048,000	$12,886.18

*	Calculated solely for the purpose of determining the filing fee. This calculation assumes the purchase of 2,080,000 shares at $48.10 per share.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,886.18
Form or Registration Number: Schedule TO
Filing Party: Belk, Inc.
Date Filed: April 24, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:   ☑

This Amendment No. 3 amends and supplements the combined issuer Tender Offer Statement and Rule 13e-3 Transaction Statement filed under the cover of Schedule TO (“Schedule TO”), as amended by Amendment No. 1 filed on May 7, 2014 and Amendment No. 2 filed on May 13, 2014, filed by Belk, Inc., a Delaware corporation, in connection with its offer to purchase up to 1,500,000 shares of its Class A common stock, $0.01 par value per share, and up to 580,000 shares of its Class B common stock, $0.01 par value per share. Belk, Inc. is offering to purchase these shares at a price of $48.10 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 24, 2014, and in the related Letter of Transmittal.

The information in the Offer to Purchase is hereby expressly incorporated in this Amendment No. 3 to Schedule TO by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

The Offer expired at 12:00 midnight, E.D.T., on May 21, 2014. A total of 1,704,754 shares of Class A common stock were tendered by 55 stockholders and a total of 256,257 shares of Class B common stock were tendered by 70 stockholders pursuant to the Offer. Effective May 22, 2014, Belk accepted for purchase all of the tendered shares of Class A and Class B common stock at the purchase price of $48.10 per share. As permitted under Rule 13e-4(f) under the Securities Exchange Act of 1934, Belk accepted for payment 204,754 additional shares of Class A common stock, representing 0.005% of the outstanding shares of Class A common stock as of April 11, 2014, which amount is less than 2% of the outstanding shares of Class A stock that was subject to the Offer. The total purchase price for the purchased shares was $94,324,629.10.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2014

Belk, Inc.

By:	/s/ Ralph A. Pitts
Name: Ralph A. Pitts
Title: Executive Vice President, General Counsel and Corporate Secretary

Exhibits

(a)(1)*	Form of Offer to Purchase, dated April 24, 2014.

(a)(2)*	Form of Letter of Transmittal, together with IRS Form W-9.

(a)(3)*	Form of Letter to Stockholders of Belk from Thomas M. Belk, Jr., Chairman and Chief Executive Officer, dated April 24, 2014.

(a)(4)*	Form of Notice of Guaranteed Delivery.

(a)(5)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 24, 2014.

(a)(6)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7)*	Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of February 1, 2014, prepared by Willamette Management Associates.

(a)(8)**	Form of Cover Letter with Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of February 1, 2014, prepared by Willamette Management Associates.

(b)	Not applicable.

(d)(1)	Belk, Inc. Revised Executive Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Belk’s Quarterly Report on Form 10-Q, filed on June 12, 2008).

(d)(2)	Belk, Inc. 2010 Incentive Stock Plan (incorporated by reference to Exhibit A of Belk’s Proxy Statement for the Annual Meeting of Shareholders, filed on April 21, 2010).

(d)(3)	Belk, Inc. 2011-2013 Stretch Incentive Plan (incorporated by reference to Exhibit 10.6 of Belk’s Annual Report on Form 10-K, filed on April 12, 2011).

(d)(4)	Belk, Inc. 2014-2016 Stretch Incentive Plan (incorporated by reference to Exhibit 10.9 of Belk’s Annual Report on Form 10-K, filed on April 17, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on April 24, 2014.
**	Previously filed with Amendment No. 2 to the Schedule TO on May 13, 2014.

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